Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
December 18, 2009
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
We are in receipt of your letter dated December 17, 2009 commenting on the annual report of Form 20-F of Internet Initiative Japan, Inc. (the “Company”) for the fiscal year ended March 31, 2009. We are currently in process of compiling a response to your letter and expect to respond to you by January 29, 2010.
Very truly yours,
/s/ Akihisa Watai

Akihisa Watai
Director, Chief Financial Officer and
Chief Accounting Officer

cc:	Izumi Akai Yoichiro Taniguchi Sandra Treusdell (Sullivan & Cromwell LLP)